SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No.  )*

                        Mississippi Chemical Corporation
                              (Name of Issuer)

                                Common Stock
                        (Title of Class of Securities

                                 605288 20 8
                               (CUSIP Number)


Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 605288 20 8

1.     NAME OF REPORTING PERSON/
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       SF Services, Inc., IRS Identification No.: 71-022028

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)   [ ]
       (b)   [ ]

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       Arkansas

NUMBER           5.    SOLE VOTING POWER
OF                     2,394,230
SHARES
BENE-            6.    SHARED VOTING POWER
FICIALLY               0
OWNED
BY               7.    SOLE DISPOSITIVE POWER
EACH                   2,394,230
REPORTING
PERSON           8.    SHARED DISPOSITIVE POWER
                        0

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       2,394,230

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

       N/A

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.46%

12.    TYPE OF REPORTING PERSON

       CO


Item 1(a).    Name of Issuer:

              Mississippi Chemical Corporation

Item 1(b).    Address of Issuer's Principal Executive Offices:

              Highway 49 East
              Yazoo City, Mississippi  39194-0388

Item 2(a).    Name of Person Filing:

              SF Services, Inc.

Item 2(b).    Address of Principal Business Office or, if none,
              Residence:

              3001 John F. Kennedy Boulevard
              North Little Rock, Arkansas  72116

Item 2(c).    Citizenship:

              United States of America

Item 2(d).    Title of Class of Securities:

              Common Stock

Item 2(e).    CUSIP Number:

              605288 20 8

Item 3(a-h). If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

              Not Applicable

Item 4(a).    Amount Beneficially Owned:

              2,394,230

Item 4(b).    Percent of Class:

              10.46%

Item 4(c).    Number of shares as to which such person has:

              (i)   sole power to vote or to direct the vote:

                    2,394,230

              (ii)  shared power to vote or to direct the vote:

                    0

              (iii) sole power to dispose or to direct the
                    disposition of:

                    2,394,230

              (iv) shared power to dispose or to direct the disposition of:

                    0

Item 5.       Ownership of Five Percent or Less of a Class:

              Not Applicable

Item 6.       Ownership of More than Five Percent on Behalf of
              Another Person:

              Not Applicable

Item 7.       Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the Parent Holding Company:

              Not Applicable

Item 8.       Identification and Classification of Members of the
              Group:

              Not Applicable

Item 9.       Notice of Dissolution of Group:

              Not Applicable

Item 10.      Signature:

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 5, 1995             SF SERVICES, INC.


                                   /s/ Robert P. Dixon
                              By: ----------------------------
                                  Robert P. Dixon, President